Michael Kors Holdings Limited

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

December 9, 2011

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Kors Holdings Limited

Registration Statement on Form F-1 (File No. 333-178282)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-1 (the “Form F-1”) of Michael Kors Holdings Limited (the “Company”) be accelerated to December 13, 2011 at 3:00 p.m. Eastern Standard Time or as soon thereafter as may be practicable.

The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-35368) (the “Form 8-A,” and together with the Form F-1, the “Registration Statements”) also be accelerated to the same time as the Form F-1.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact the undersigned at (212) 201-8224 or John C. Kennedy at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Very truly yours,

By:	/s/ Lee S. Sporn
	Name:	Lee S. Sporn
	Title:	Senior Vice President of Business Affairs and General Counsel

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

GOLDMAN, SACHS & CO.

            As Representatives of the several Underwriters

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue, 4th Floor

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

December 9, 2011

Re:	Michael Kors Holdings Limited Registration Statement on Form F-1 Registration File No. 333-178282

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 8580 copies of the Preliminary Prospectus dated December 2, 2011, were distributed during the period December 2, 2011 through 5:00 p.m., Eastern Standard Time, December 8, 2011, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Michael Kors Holdings Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on December 13, 2011, or as soon thereafter as practicable.

Very truly yours,
MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC GOLDMAN, SACHS & CO. Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kathy Bergsteinsson
Name: Kathy Bergsteinsson
Title: Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Nikolas Johnston
Name: Nikolas Johnston
Title: Executive Director

By:	Goldman, Sachs & Co.

By:	/s/ Goldman Sachs
(Goldman, Sachs & Co.)